UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 9)*

NextDecade Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of class of securities)

65342K105
(CUSIP number)

Bardin Hill Investment Partners LP
477 Madison Avenue, 8th Floor
New York, New York 10022
212-303-9400

With copies to:
Jackie Cohen
Weil Gotshal & Manges, LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000

(Name, address and telephone number of person authorized to receive notices and communications)

May 24, 2019
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Schedule 13D
CUSIP No. 65342K105

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Halcyon Mount Bonnell Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,641,178 (see Item 5)

	8	SHARED VOTING POWER
0 (see Item 5)

	9	SOLE DISPOSITIVE POWER
2,641,178 (see Item 5)

	10	SHARED DISPOSITIVE POWER
0 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,641,178 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.40% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

Schedule 13D
CUSIP No. 65342K105

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HCN LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,430,933 (see Item 5)

	8	SHARED VOTING POWER
0 (see Item 5)

	9	SOLE DISPOSITIVE POWER
4,430,933 (see Item 5)

	10	SHARED DISPOSITIVE POWER
0 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,430,933 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.02% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

Schedule 13D
CUSIP No. 65342K105

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HCN GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
4,430,933* (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
4,430,933* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,430,933* (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.02%* (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*Includes shares owned by HCN LP.

Schedule 13D
CUSIP No. 65342K105

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Halcyon Energy, Power and Infrastructure Capital Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,741,349 (see Item 5)

	8	SHARED VOTING POWER
0 (see Item 5)

	9	SOLE DISPOSITIVE POWER
1,741,349 (see Item 5)

	10	SHARED DISPOSITIVE POWER
0 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,741,349 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.58% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (see Item 5)

Schedule 13D
CUSIP No. 65342K105

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
First Series of HDML Fund I LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,033,534 (see Item 5)

	8	SHARED VOTING POWER
0 (see Item 5)

	9	SOLE DISPOSITIVE POWER
1,033,534 (see Item 5)

	10	SHARED DISPOSITIVE POWER
0 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,033,534 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.94% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Schedule 13D
CUSIP No. 65342K105

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Bardin Hill Fund GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
3,840,691* (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
3,840,691* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,840,691* (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.48%* (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*Includes shares owned by First Series of HDML Fund I LLC, Halcyon Mount Bonnell Fund L.P. and Bardin Hill Event-Driven Master Fund LP.

Schedule 13D
CUSIP No. 65342K105

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Bardin Hill Event-Driven Master Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
165,979 (see Item 5)

	8	SHARED VOTING POWER
0 (see Item 5)

	9	SOLE DISPOSITIVE POWER
165,979 (see Item 5)

	10	SHARED DISPOSITIVE POWER
0 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
165,979 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.15% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

Schedule 13D
CUSIP No. 65342K105

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Avinash Kripalani

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
10,012,973* (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
10,012,973* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,012,973* (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.03%* (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*Includes shares owned by Halcyon Mount Bonnell Fund LP, HCN LP, Halcyon Energy, Power and Infrastructure Capital Holdings LLC, First Series of HDML Fund I LLC and Bardin Hill Event-Driven Master Fund LP.

Schedule 13D
CUSIP No. 65342K105

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jason Dillow

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
10,012,973* (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
10,012,973* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,012,973* (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.03%* (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*Includes shares owned by Halcyon Mount Bonnell Fund LP, HCN LP, Halcyon Energy, Power and Infrastructure Capital Holdings LLC, First Series of HDML Fund I LLC and Bardin Hill Event-Driven Master Fund LP.

Schedule 13D
CUSIP No. 65342K105

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Kevah Konner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
10,012,973* (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
10,012,973* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,012,973* (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.03%* (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*Includes shares owned by Halcyon Mount Bonnell Fund LP, HCN LP, Halcyon Energy, Power and Infrastructure Capital Holdings LLC, First Series of HDML Fund I LLC and Bardin Hill Event-Driven Master Fund LP.

Schedule 13D
CUSIP No. 65342K105

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
John Greene

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
10,012,973* (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
10,012,973* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,012,973* (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.03%* (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*Includes shares owned by Halcyon Mount Bonnell Fund LP, HCN LP, Halcyon Energy, Power and Infrastructure Capital Holdings LLC, First Series of HDML Fund I LLC and Bardin Hill Event-Driven Master Fund LP.

Schedule 13D
CUSIP No. 65342K105

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Pratik Desai

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
10,012,973* (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
10,012,973* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,012,973* (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.03%* (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*Includes shares owned by Halcyon Mount Bonnell Fund LP, HCN LP, Halcyon Energy, Power and Infrastructure Capital Holdings LLC, First Series of HDML Fund I LLC and Bardin Hill Event-Driven Master Fund LP.

Schedule 13D
CUSIP No. 65342K105

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Bardin Hill Investment Partners LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
10,012,973* (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
10,012,973* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,012,973* (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.03%* (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*Includes shares owned by Halcyon Mount Bonnell Fund LP, HCN LP, Halcyon Energy, Power and Infrastructure Capital Holdings LLC, First Series of HDML Fund I LLC and Bardin Hill Event-Driven Master Fund LP.

This Amendment No. 9 (“Amendment No. 9”) amends the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 3, 2017, as amended (as amended, the “Statement”), and is filed by the Reporting Persons with respect to the common stock, $0.0001 par value per share (“Shares”), of NextDecade Corporation (the “Issuer”).  Capitalized terms used herein but not defined shall have the meaning given to them in the Statement.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended and supplemented as follows:

The aggregate purchase price of the Series B Preferred Shares and associated Series B Warrants of the Issuer reported herein and listed in Item 4 this Amendment No. 9, was approximately $3,300,000. The securities of the Issuer reported herein were acquired with the working capital of the acquiring Reporting Persons

Item 4.	Purpose of Transaction.

Item 4 is amended and supplemented as follows:

The response to Item 3 of this Amendment No. 9 is incorporated herein by reference.

On May 24, 2019, the closing of the transactions contemplated by the Series B Purchase Agreement occurred, pursuant to which the Bardin Hill Preferred Participants purchased, in the aggregate: (i) 3,366 Series B Preferred Shares, including 66 Series B Preferred Shares as an origination fee as provided under the Series B Purchase Agreement, with the rights and obligations as set forth in the Certificate of Designations; and (ii) 60,332 Series B Warrants, with rights and obligations set forth in the Warrant Agreement, dated as of May 24, 2019 (the “Series B Warrant Agreement”). Pursuant to the Series B Purchase Agreement, the Series B Preferred Shares and the Series B Warrants may not be transferred except to (i) affiliates or (ii) third parties upon the consent of the Issuer, which consent will not be unreasonably withheld or delayed.

In connection with the transactions contemplated by the Series B Purchase Agreement, the Issuer and the Bardin Hill Preferred Participants entered into the Series B Warrant Agreement, Registration Rights Agreement and Purchaser Rights Agreement, in each case as described in Amendment No. 8.

The foregoing descriptions are summaries and are qualified in their entirety by reference to the Series B Purchase Agreement, the Series B Certificate of Designations, the Warrant Agreement, the Registration Rights Agreement and the Purchaser Rights Agreement, which are attached to the Statement as Exhibits 16, 17, 18, 19 and 20, respectively, and are incorporated herein by such reference.

Item 5.	Interests in the Securities of the Issuer.

Item 5 is amended and restated as follows:

The responses set forth on rows 7 through 13 of the cover pages of this Amendment No. 9, as of May 24, 2019, are incorporated by reference in this Item 5.  The beneficial ownership information that follows is as of May 24, 2019, assuming as if the Series A Preferred Shares, Series A Warrants, Series B Preferred Shares, Series B Warrants and Initial Warrants (as defined below) beneficially owned by the Reporting Persons that directly own preferred shares of the Issuer were convertible or exercisable, as the case may be, as of such date.

(a) and (b)

As of May 24, 2019, the Reporting Persons beneficially own, in the aggregate 10,012,973 Shares, comprised of 9,124,681 Shares and 370,760 Shares issuable upon (i) conversion of 1,809 Series A Preferred Shares and (ii) the exercise of 29,560 Series A Warrants, 510,032 Shares issuable upon (i) conversion of 3,366 Series B Preferred Shares and (ii) the exercise of 60,332 Series B Warrants and 107,500 warrants owned by Bardin Hill Master Fund that are currently exercisable at an exercise price of $11.50 per Share (“Initial Warrants”), which together represent approximately 9.03% of outstanding Shares (based on (i) 109,979,473 outstanding Shares outstanding at May 3, 2019, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019 (the “First Quarter 10-Q”) filed with the SEC on May 7, 2019 plus (ii) the number of Shares issuable to the Reporting Persons upon the conversion of the Series A Preferred Shares and the Series B Preferred Shares and the exercise of the Initial Warrants, the Series A Warrants and the Series B Warrants.

As of May 24, 2019: (A) Mount Bonnell directly owns 2,641,178 Shares, which represents approximately 2.40% of the Issuer’s outstanding Shares (based on 109,979,473 outstanding Shares as reported in the First Quarter 10-Q); (B) HDML directly owns 1,033,534 Shares, comprised of 647,713 Shares and 385,821 Shares issuable upon (i) conversion of 517 Series A Preferred Shares (including 8 Series A Preferred Shares issuable as a dividend under Section 3 of the Certificate of Designations), (ii) the exercise of 8,437 Series A Warrants, (iii) conversion of 2,040 Series B Preferred Shares and (iv) the exercise of 36,451 Series B Warrants, which together represent approximately 0.94% of the Issuer’s outstanding Shares (based on 109,979,473 outstanding Shares as reported in the First Quarter 10-Q, plus the number of Shares issuable upon the conversion of the Series A Preferred Shares and Series B Preferred Shares and the exercise of the Series A Warrants and Series B Warrants, in each case, held by HDML); (C) HCN directly owns 4,430,933 Shares, comprised of 4,090,196 Shares and 340,737 Shares issuable upon (i) conversion of 1,125 Series A Preferred Shares (including 18 Series A Preferred Shares issuable as a dividend under Section 3 of the Certificate of Designations), (ii) the exercise of 18,359 Series A Warrants, (iii) the conversion of 1,142 Series B Preferred Shares and (iv) the exercise of 20,111 Series B Warrants, which together represent approximately 4.02% of the Issuer’s outstanding Shares (based on 109,979,473 outstanding Shares as reported in the First Quarter 10-Q, plus the number of Shares issuable upon the conversion of the Series A Preferred Shares and the Series B Preferred Shares and the exercise of the Series A Warrants and Series B Warrants, in each case, held by HCN); (D) HEPI directly owns 1,741,349 Shares, which represents approximately 1.58% of the Issuer’s outstanding Shares (based on 109,979,473 outstanding Shares as reported in the First Quarter 10-Q); and (E) Bardin Hill Master Fund directly owns 165,979 Shares, comprised of 4,245 Shares and 161,734 Shares issuable upon (i) conversion of 167 Series A Preferred Shares (including 2 Series A Preferred Shares issuable as a dividend under Section 3 of the Certificate of Designations), (ii) the exercise of 2,734 Series A Warrants, (iii) the conversion of 184 Series B Preferred Shares, (iv) the exercise of 3,770 Series B Warrants and (v) the exercise of 107,500 Initial Warrants, which together represent approximately 0.15% of the Issuer’s outstanding Shares (based on 109,979,473 outstanding Shares as reported in the First Quarter 10-Q, plus the number of Shares issuable upon the conversion of the Series A Preferred Shares and the Series B Preferred Shares and the exercise of the Series A Warrants, Series B Warrants and the Initial Warrants held by Bardin Hill Master Fund).

Bardin Hill GP is the general partner of Mount Bonnell and Bardin Hill Master Fund and the investment member of HDML. HCN GP is the general partner of HCN. Bardin Hill Partners is the investment manager for each of Mount Bonnell, HCN, HEPI and HDML.  Investment decisions of Bardin Hill Partners are made by a four-person committee, including Jason Dillow, Kevah Konner, John Greene and Pratik Desai, each of whom has individual decision-making authority. Jason Dillow is CEO of Bardin Hill Partners.  Avinash Kripalani is a Managing Principal at Bardin Hill Partners.

The aggregate number and percentage of the Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D.

(c) Except as set forth in this Item 5, none of the Reporting Persons has effected any transaction in the Shares since Amendment No. 8.

(d) To the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported on this Statement.

(e) Not applicable.

Item 7.	Material to Be Filed as Exhibits

Item 7 is amended and supplemented as follows:

17 – Series B Convertible Stock Purchase Agreement, dated as of May 17, 2019 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on May 20, 2019).

18 – Certificate of Designations of Series B Convertible Preferred Stock (incorporated by reference to Exhibit 3.4 of the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2018).

19* – Warrant Agreement by and between the Issuer and HDML, dated as of May 24, 2019.

20* – Warrant Agreement by and between the Issuer and HCN, dated as of May 24, 2019.

21* – Warrant Agreement by and between the Issuer and Master Fund, dated as of May 24, 2019.

22* – Registration Rights Agreement, dated as of May 24, 2019.

23* – Purchaser Rights Agreement, dated as of May 24, 2019.

24* – Joint Filer Agreement

* Filed herewith

Exhibit List

17 – Series B Convertible Stock Purchase Agreement, dated as of May 17, 2019 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on May 20, 2019).

18 – Certificate of Designations of Series B Convertible Preferred Stock (incorporated by reference to Exhibit 3.4 of the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2018).

19* – Warrant Agreement by and between the Issuer and HDML, dated as of May 24, 2019.

20* – Warrant Agreement by and between the Issuer and HCN, dated as of May 24, 2019.

21* – Warrant Agreement by and between the Issuer and Master Fund, dated as of May 24, 2019.

22* – Registration Rights Agreement, dated as of May 24, 2019.

23* – Purchaser Rights Agreement, dated as of May 24, 2019.

24* – Joint Filer Agreement

* Filed herewith

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2019	Halcyon Mount Bonnell Fund LP

By: Bardin Hill Investment Partners LP, its Manager

	/s/ Suzanne McDermott	/s/ John Freese
	Name: Suzanne McDermott	Name: John Freese
	Title: Chief Compliance Officer	Title: Deputy General Counsel

	May 29, 2019	May 29, 2019
	Date	Date

Bardin Hill Fund GP LLC

	/s/ Suzanne McDermott	/s/ John Freese
	Name: Suzanne McDermott	Name: John Freese
	Title: Chief Compliance Officer	Title: Deputy General Counsel

	May 29, 2019	May 29, 2019
	Date	Date

HCN LP
By: Bardin Hill Investment Partners LP, its Manager

	/s/ Suzanne McDermott	/s/ John Freese
	Name: Suzanne McDermott	Name: John Freese
	Title: Chief Compliance Officer	Title: Deputy General Counsel

	May 29, 2019	May 29, 2019
	Date	Date

HCN GP LLC

	/s/ Suzanne McDermott	/s/ John Freese
	Name: Suzanne McDermott	Name: John Freese
	Title: Chief Compliance Officer	Title: Deputy General Counsel

	May 29, 2019	May 29, 2019
	Date	Date

Halcyon Energy, Power and Infrastructure Capital Holdings LLC
By: Bardin Hill Investment Partners LP, its Manager

/s/ Suzanne McDermott	/s/ John Freese
Name: Suzanne McDermott	Name: John Freese
Title: Chief Compliance Officer	Title: Deputy General Counsel

May 29, 2019	May 29, 2019
Date	Date

First Series of HDML Fund I LLC
By: Bardin Hill Investment Partners LP, its Manager

/s/ Suzanne McDermott	/s/ John Freese
Name: Suzanne McDermott	Name: John Freese
Title: Chief Compliance Officer	Title: Deputy General Counsel

May 29, 2019	May 29, 2019
Date	Date

Bardin Hill Event-Driven Master Fund LP
By: Bardin Hill Fund GP LLC, its General Partner

/s/ Suzanne McDermott	/s/ John Freese
Name: Suzanne McDermott	Name: John Freese
Title: Chief Compliance Officer	Title: Deputy General Counsel

May 29, 2019	May 29, 2019
Date	Date

Bardin Hill Investment Partners LP

/s/ Suzanne McDermott	/s/ John Freese
Name: Suzanne McDermott	Name: John Freese
Title: Chief Compliance Officer	Title: Deputy General Counsel

May 29, 2019	May 29, 2019
Date	Date

/s/ Avinash Kripalani
Name:	Avinash Kripalani

May 29, 2019
Date

/s/ Jason Dillow
Name:	Jason Dillow

May 29, 2019
Date

/s/ Kevah Konner
Name:	Kevah Konner

May 29, 2019
Date

/s/ John Greene
Name:	John Greene

May 29, 2019
Date

/s/ Pratik Desai
Name:	Pratik Desai

May 29, 2019
Date